Exhibit 99.1

SHAREHOLDER SUPPORT AND VOTING AGREEMENT

SHAREHOLDER SUPPORT AND VOTING AGREEMENT, dated as of May 23, 2017 (this “Agreement”), by and among Scorpio Tankers Inc., a Marshall Islands corporation (the “Parent”), and each of the Persons listed on Schedule 1 hereto (each, a “Shareholder”).

RECITALS

WHEREAS, contemporaneously with the execution of this Agreement, Parent, Navig8 Product Tankers Inc., a Marshall Islands corporation (“Company”), and STI Merger Subsidiary Company Limited, a Marshall Islands corporation and a direct or indirect wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of May 23, 2017 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”);

WHEREAS, as of the date of this Agreement, each Shareholder is the Beneficial Owner (as hereinafter defined) of the number of outstanding shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”) set forth opposite such Shareholder’s name on Schedule 1 hereto, all of which shares such Shareholder controls the right to vote;

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement, Parent has required that each Shareholder agrees, and each Shareholder has agreed, to enter into this Agreement and abide by the covenants and obligations set forth herein, including with respect to the Covered Shares (as hereinafter defined).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound hereby, agree as follows:

ARTICLE 1

GENERAL

1.1    Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

“Beneficial Ownership” by a Person of any securities includes ownership by any Person who, directly or indirectly, through any Contract, relationship or otherwise, has or shares (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have a correlative meaning.

“Covered Shares” means, with respect to each Shareholder: (a) the Existing Shares that are Beneficially Owned by such Shareholder; and (b) any other shares of Company Common

Stock or other voting capital stock of the Company and any securities convertible into or exercisable or exchangeable for shares of Company Common Stock or other voting capital stock of the Company, in each case that such Shareholder acquires Beneficial Ownership of and the right to vote, prior to the termination of this Agreement in accordance with this Agreement.

“Excess Value” means, with respect to each No-Vote Shareholder, the amount by which the aggregate cash and non-cash consideration or proceeds received by such No-Vote Shareholder as a result of the Transfer of its Company Common Stock and Company Preferred Stock, a distribution or dividend by the Company, or otherwise, in each case, in an Alternative Transaction (the “Alternative Transaction Value”) exceeds the Transaction Value. For the purpose of calculating the non-cash consideration or proceeds included in the Alternative Transaction Value, any securities (other than a promissory note) will be valued as follows: (a) if such securities are traded on a stock exchange, the securities will be valued at the average of the volume weighted average price per share for the five (5) consecutive trading days ending on and including the trading day prior to the Termination Date; (b) if such securities are traded primarily in over-the-counter transactions, the securities will be valued at the mean of the closing bid and asked quotations similarly averaged over a five (5) consecutive trading day period ending on and including the trading day prior to the Termination Date; and (c) if such securities have not been traded prior to the Termination Date, the securities will be valued at the fair market value thereof as of the day prior to the Termination Date, as such fair market value shall be mutually agreed by Parent and such No-Vote Shareholder acting in good faith, subject to the last sentence of this definition. The value of any purchase money or other promissory notes, installment sales contracts or other deferred consideration or proceeds shall be deemed to be the face amount thereof. Any other non-cash consideration or proceeds shall be valued at the fair market value thereof as of the day prior to the Termination Date, as such fair market value shall be mutually agreed by Parent and such No-Vote Shareholder acting in good faith, subject to the immediately following sentence. If Parent and such No-Vote Shareholder are not able to reach a mutually agreed valuation of any non-cash consideration (other than non-cash consideration described in clauses (a) and (b) of this definition), Parent and such No-Vote Shareholder shall mutually designate an Independent Appraiser whose determination of the fair market value of such non-cash consideration (which shall be either the valuation supplied by Parent or the valuation supplied by such No-Vote Shareholder, but no other amount) shall be final and binding upon Parent and such No-Vote Shareholder.

“Existing Shares” means, with respect to each Shareholder, the number of shares of Company Common Stock set forth opposite such Shareholder’s name on Schedule 1 hereto.

“Independent Appraiser” mean an investment bank or financial advisory firm of internationally recognized reputation and with experience in the valuation of maritime and shipping businesses who is not affiliated with, and who has not provided any significant services within the two years (2) preceding the date of its engagement to, Parent or its Subsidiaries or Affiliates on the one hand, or any No-Vote Shareholder, its Subsidiaries or controlled Affiliates, or its or their directors, officers, general partners or managers, on the other hand.

“Transaction Value” means, with respect to each No-Vote Shareholder, the sum of (a) the aggregate Per Share Redemption Consideration that such Shareholder would have received if the Closing occurred on the date of the termination of the Merger Agreement, and (b) the product of

(i) the average of the volume weighted average price per share of Parent Common Stock on the NYSE (as reported on Bloomberg or, if not reported thereby, another alternative source mutually agreed by Parent and the Shareholders acting in good faith) for the five (5) consecutive trading days ending on and including the trading day prior to the date of the termination of the Merger Agreement (the “Termination Date”), and (ii) the aggregate Per Share Merger Consideration that such No-Vote Shareholder would have received if the Closing occurred on the Termination Date.

“Transfer” means, directly or indirectly, to (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, otherwise transfer, assign, pledge, encumber, hypothecate or otherwise dispose of by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract (including any profit or loss sharing arrangement) with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Company Common Stock, Company Preferred Stock or other securities of the Company, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Company Common Stock, Company Preferred Stock or such other securities, in cash or otherwise.

ARTICLE 2

VOTING

2.1    Agreement to Vote. Each Shareholder hereby agrees that during the term of this Agreement, at the Company Stockholders Meeting and at any other meeting of one or more classes of shareholders of the Company, however called, including any adjournment, recess or postponement thereof, and in connection with any written consent of one or more classes of shareholders of the Company, such Shareholder shall, in each case to the fullest extent that the Covered Shares are entitled to vote thereon or consent thereto:

(a)    appear (in person or by proxy) at each such meeting or otherwise cause all of the Covered Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)    except as expressly provided or permitted herein, vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the Covered Shares: (i) in favor of the Merger and the authorization and approval of the Merger Agreement and the Transactions and (ii) against any Acquisition Proposal; provided, that in the event of an Adverse Recommendation Change, the aggregate number of Covered Shares shall be reduced solely for purposes of this Section 2.1(b) to an amount equal to thirty percent (30%) of the issued and outstanding Company Common Stock or other voting capital stock of the Company (or securities convertible into or exercisable or exchangeable for shares of Company Common Stock or other voting capital stock of the Company), with such reduction being applied pro rata to each class of each Shareholder’s Covered Shares (the parties acknowledging that the remaining Covered Shares no longer subject to the provisions of this Section 2.1(b) as a result of such reduction may be voted by each Shareholder in any manner they determine);

(c)    provided further that, notwithstanding the foregoing, if (i) the Merger Agreement is terminated (x) by the Company or Parent pursuant to Section 10.1(b)(ii) of the Merger Agreement or (y) by the Company or Parent pursuant to Section 10.1(b)(i) of the Merger Agreement and at such time Parent could have terminated the Merger Agreement pursuant to Section 10.1(b)(ii) of the Merger Agreement, (ii) prior to the taking of a vote to adopt the Merger Agreement at the Company Stockholders Meeting or at any adjournment or postponement thereof, an Acquisition Proposal shall have been made and shall not have been withdrawn and (iii) prior to the first anniversary of the date of such termination, the Company enters into a definitive agreement with respect to any Acquisition Proposal or any Acquisition Proposal shall have been consummated (with 50% being substituted for references to 15% in the definition of Acquisition Proposal for the purposes of this paragraph) (an “Alternative Transaction”), then each Shareholder that did not vote all of the Covered Shares (without reduction pursuant to Section 2.1(b)) at the Company Shareholders Meeting in favor of the Merger and the authorization and approval of the Merger Agreement and the Transactions (such Shareholder and its Affiliates that Beneficially Own Covered Shares, each a “No-Vote Shareholder”) shall pay to Parent any Excess Value it receives as a result of the Transfer of its Company Common Stock and Company Preferred Stock, a distribution or dividend by the Company, or otherwise, in each case, in such Alternative Transaction within five (5) Business Days after receipt thereof. Each such No-Vote Shareholder shall pay the Excess Value in cash, in immediately available funds. Notwithstanding anything herein to the contrary, if any Shareholder has (x) violated its obligations under this Agreement, or (y) entered into any agreement or understanding with another Shareholder or its Affiliates with respect to the voting of Covered Shares (other than an agreement in which all parties thereto agree to vote in favor of the Merger) or the sharing or division of any consideration or proceeds of an Alternative Transaction, such Shareholder and each of its Affiliates that Beneficially Own Covered Shares shall be deemed a No-Vote Shareholder for purposes of this Agreement.

2.2    No Inconsistent Agreements.

(a)    Each Shareholder hereby represents, covenants and agrees that, except for this Agreement and the Company Shareholder Agreement, such Shareholder (i) has not entered into, and shall not enter into, any voting agreement, voting trust or similar agreement or understanding, with respect to any of the Covered Shares, (ii) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to any of the Covered Shares, (iii) has not given, and shall not give, any voting instructions or authorities in any manner inconsistent with clause (a) and clause (b) of Section 2.1, with respect to any of the Covered Shares and (iv) has not taken and shall not take any action that such Shareholder knows would constitute a breach hereof or make any representation or warranty of such Shareholder contained herein untrue or incorrect.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1    Representations and Warranties of the Shareholders. Each Shareholder hereby represents and warrants to Parent as follows:

(a)    Organization; Authorization; Validity of Agreement; Necessary Action. Such Shareholder is duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization. Such Shareholder has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery by such Shareholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by such Shareholder and no other actions or proceedings on the part of such Shareholder or any shareholder or equity holder thereof or any other Person are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the Equitable Exceptions.

(b)    Ownership. Such Shareholder is the Beneficial Owner of such Shareholder’s Existing Shares, free and clear of any Liens, other than (i) any Liens pursuant to this Agreement and the Company Shareholder Agreement, (ii) restrictions on transfer of securities under applicable securities Laws, (iii) any Liens granted in connection with a general pledge of Covered Shares to such Shareholder’s prime broker, which do and will not affect such Shareholder’s Beneficial Ownership of the Covered Shares. Such Shareholder is also the owner of record of such Shareholder’s Existing Shares, other than the Existing Shares that are held by the nominee set forth opposite such Shareholder’s name on Schedule 1 hereto, which does and will not affect such Shareholder’s Beneficial Ownership of the Existing Shares. As of the date of this Agreement, such Shareholder’s Existing Shares constitute all of the shares of Company Common Stock Beneficially Owned or owned of record by such Shareholder. Except to the extent Covered Shares are Transferred after the date of this Agreement pursuant to a Permitted Transfer, such Shareholder is the Beneficial Owner and has and will have at all times during the term of this Agreement Beneficial Ownership, voting power (including the right to control such vote as contemplated herein, but subject to the Company Shareholder Agreement), power of disposition, and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder’s Existing Shares and with respect to all of the Covered Shares Beneficially Owned by such Shareholder at all times through the Closing Date.

(c)    Non-Contravention. The execution, delivery and performance of this Agreement by such Shareholder do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of the certificate of incorporation, bylaws or other comparable governing documents, as applicable, of such Shareholder, (ii) contravene or conflict with, or result in any violation or breach of, any Law applicable to such Shareholder or by which any of its assets or properties is bound, (iii) conflict with or result in any violation, termination, cancellation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contract to which such Shareholder is a party or by which it or any of its assets or properties is bound or (iv) result in the creation of any Liens upon any of the assets or properties of such Shareholder, except for any of the foregoing as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Shareholder to perform its obligations hereunder or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

(d)    Consents and Approvals. The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement will not, require such Shareholder to obtain any consent, approval, order, waiver, authorization or permit of or any filing with or notification to, any Governmental Authority or other Person.

(e)    Reliance by Parent. Such Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Shareholder’s execution and delivery of this Agreement and the representations, warranties, covenants and obligations of Shareholder contained herein.

ARTICLE 4

OTHER COVENANTS

4.1    Prohibition on Transfers. During the term of this Agreement, each Shareholder hereby agrees (and, to the extent applicable, shall cause its nominees) not to Transfer any of the Covered Shares, Beneficial Ownership thereof or any other interest therein, except for a transfer of Covered Shares (which Transfer includes all Beneficial Ownership, voting rights and other interests therein) (a) to other Shareholders that are party to this Agreement or (b) to a Third Party that, if prior to the effectiveness of such Transfer, the transferee executes a joinder hereto agreeing to be bound by all the terms hereof and notice of such Transfer is delivered to Parent pursuant to Section 5.4 of this Agreement (a Transfer under either of clauses (a) or (b) of this Section 4.1, a “Permitted Transfer”).

4.2    Short Sales. In recognition of the benefit that each Shareholder will receive as a result of Parent entering into the Merger Agreement, each Shareholder hereby agrees with the Company that, during the period beginning on the date hereof and ending on the earlier of the Effective Time and the termination of the Merger Agreement, it will not (and it shall cause its Subsidiaries and controlled Affiliates, and its and their officers, directors, managers or general partners, not to), without the prior written consent of the Parent, directly or indirectly engage in any transaction constituting a Short Sale relating to shares of Parent Common Stock, any security convertible into or exercisable or exchangeable for Parent Common Stock, or any other Parent Securities whether now owned or hereafter acquired, by the Shareholder or its controlled Affiliates or with respect to which such Shareholder or Affiliate has or hereafter acquires the power of disposition. For purposes of this paragraph, a “Short Sale” means all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the 1934 Act, whether or not against the box, and any forward sale contracts, options, puts, calls, short sales, “put equivalent positions” (as defined in Rule 16a-1(h) under the 1934 Act) and similar arrangements.

4.3    No Solicitation. Each Shareholder hereby agrees that it shall not (and it shall cause its Subsidiaries and controlled Affiliates and shall instruct and use its reasonable best efforts to cause its and their respective Representatives not to), directly or indirectly, take any action that, if taken by the Company, would constitute an intentional and material breach of Section 6.4 of the Merger Agreement (the parties acknowledging that any such action shall be deemed to be a material breach if an Acquisition Proposal arises from such action). Each Shareholder agrees immediately to cease and cause to be terminated all discussions or negotiations, if any, conducted by such Shareholder prior to the date of this Agreement with any Third Party with respect to any Acquisition Proposal.

4.4    Stock Dividends, etc. In the event of a reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares or other similar transaction, or if any stock dividend or stock distribution is declared, in each case affecting the Covered Shares, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities of the Company into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction. Each Shareholder hereby agrees, while this Agreement is in effect, promptly to notify Parent of the number of any new shares of Company Common Stock or other voting capital stock of the Company and any securities convertible into or exercisable or exchangeable for shares of Company Common Stock or other voting capital stock of the Company with respect to which Beneficial Ownership is acquired by such Shareholder, if any, after the date hereof and before the Effective Time. Any such shares or securities shall automatically become subject to the terms of this Agreement as Covered Shares as though owned by the Shareholder as of the date hereof.

4.5    Waiver of Actions. Each Shareholder hereby irrevocably and unconditionally agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, the Company, any of the other parties to the Merger Agreement or any of their respective successors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the negotiation and entry into this Agreement or the Merger Agreement. Each Shareholder hereby irrevocably and unconditionally waives, and agrees not to exercise, assert or perfect, any rights of dissent and appraisal under the MIBCA that such Shareholder may have in connection with the execution and performance of the Merger Agreement or the consummation of the Merger.

4.6    Further Assurances. During the term of this Agreement, from time to time, at Parent’s request and without further consideration, each Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to effect the actions and consummate the transactions contemplated by this Agreement. Without limiting the foregoing, each Shareholder hereby severally as to itself only, but not jointly with any other Shareholder, authorizes Parent and the Company to publish and disclose in any Parent Disclosure Documents and in any other announcement or disclosure required by applicable Law such Shareholder’s identity and ownership of the Covered Shares and the nature of such Shareholder’s obligations under this Agreement; provided, that Parent and the Company shall, to the extent practicable, consult with such Shareholder prior to making any such required announcement or disclosure.

ARTICLE 5

MISCELLANEOUS

5.1    Termination. This Agreement and all obligations of the parties hereunder shall automatically terminate on the earliest to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms (including after any extension thereof), and after the occurrence of any such applicable event this Agreement shall terminate and be of no further force; provided, however, the provisions of (x) this Section 5.1 and Sections 5.3 through 5.14 shall survive any termination of this Agreement, (y) Section 2.1(c) shall survive any termination of this Agreement as a result of a termination of the Merger Agreement for the reasons stated in Section 2.1(c), and (z) Section 4.1 shall survive until the later of (A) the date on which it is no longer possible for the provisions of Section 2.1(c) to be applicable, and (B) such Shareholder has received its Per Share Merger Consideration in accordance with the Merger Agreement.

5.2    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholders, and Parent and Merger Sub shall have no authority to direct the Shareholders in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

5.3    Fees and Expenses. All costs and expenses (including, without limitation, all fees and disbursements of counsel, accountants, investment bankers, experts and consultants to a party) incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses.

5.4    Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email transmission) and shall be given,

(a)    if to Parent to:

Scorpio Tankers Inc.

Le Millenium

9, Boulevard Charles III

98000 Monaco

Attention: Luca Forgione

Email: legal@scorpiogroup.net

with a copy (which shall not constitute notice) to:

Seward & Kissel LLP

One Battery Park Plaza

New York, New York 10004

Attention: Edward S. Horton and Michael S. Timpone

Email: horton@sewkis.com and timpone@sewkis.com

(b)    if to any Shareholder: to such Shareholder and its counsel at their respective addresses and facsimile numbers set forth on Schedule 1 hereto; or

(c)    to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

5.5    Interpretation. Unless the express context otherwise requires:

(a)    the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)    the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires;

(c)    references herein to a specific Section, Subsection, Recital or Schedule shall refer, respectively, to Sections, Subsections, Recitals or Schedules of this Agreement;

(d)    the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified;

(e)    references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 5.5 is intended to authorize any Transfer not otherwise permitted by this Agreement;

(f)    references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(g)    with respect to the determination of any period of time, (i) the word “from” means “from and including” and the words “to” and “until” each means “to but excluding” and (ii) time is of the essence;

(h)    the word “or” shall be disjunctive but not exclusive;

(i)    references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

(j)    a reference to any Contract will include such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(k)    the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement; and

(l)    if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

5.6    Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

5.7    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)    This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the Merger.

(b)    EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN

JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

(c)    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.8    Amendment; Waiver. This Agreement may not be amended with respect to any Shareholder except by an instrument in writing signed by Parent and such Shareholder. Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to Parent and such Shareholders.

5.9    Remedies.

(a)    The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.

(b)    The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

5.10    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

5.11    Successors and Assigns; Third Party Beneficiaries. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Any purported assignment without such prior written consent shall be null and void. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

5.12    Construction. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

5.13    Shareholder Capacity. Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by each Shareholder are made solely with respect to such Shareholder and the Covered Shares Beneficially Owned by such Shareholder, severally and not jointly, and no Shareholder shall be liable for any breach or failure to perform any of the representations, warranties, covenants or agreements made herein by any other Shareholder or such other Shareholder’s Subsidiaries, Affiliates or Representatives (except to the extent that any such Representative is acting on behalf or at the direction of both Shareholders). Each Shareholder is entering into this Agreement solely in its capacity as the Beneficial Owner of such Covered Shares and nothing herein shall limit or affect any actions taken by any officer or director of the Company (or a Subsidiary of the Company) solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company), including, without limitation, to the extent applicable, participating in his or her capacity as a director of the Company in any discussions or negotiations in accordance with Section 6.4 of the Merger Agreement. Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

5.14    Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

SCORPIO TANKERS INC.

By:	/s/ Brian M. Lee
	Name:	Brian M. Lee
	Title:	Chief Financial Officer

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

AVENUE COPPERS OPPORTUNITIES FUND, L.P. By: Avenue COPPERS Opportunities Fund GenPar, LLC its General Partner

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Member

AVENUE ENTRUST CUSTOMIZED PORTFOLIO SPC ON BEHALF AND FOR THE ACCOUNT OF AVENUE US/EUROPE DISTRESSED SEGREGATED PORTFOLIO

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Director

Witness:

AVENUE EUROPE OPPORTUNITIES MASTER FUND, L.P. By: Avenue Europe Opportunities Fund GenPar, LLC its General Partner

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Member

AVENUE EUROPE SPECIAL SITUATIONS FUND II (U.S.), L.P. By: Avenue Europe Capital Partners II, LLC its General Partner By: GL Europe Partners II, LLC its Managing Member

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Member

AVENUE EUROPE SPECIAL SITUATIONS FUND II (EURO) L.P. By: Avenue Europe Capital Partners II, LLC its General Partner By: GL Europe Partners II, LLC its Managing Member

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Member

AVENUE INVESTMENTS, L.P. By: Avenue Partners, LLC its General Partner

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Member

AVENUE PPF OPPORTUNITIES FUND, L.P. By: Avenue PPF Opportunities Fund GenPar, LLC its General Partner

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Member

MANAGED ACCOUNTS MASTER FUND SERVICES—MAP10

a Sub Trust of Managed Accounts Master Fund Services

By:   Avenue Capital Management II, L.P.,

         its Investment Manager

By:   Avenue Capital Management II GenPar, LLC,

         its General Partner

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Managing Member

AVENUE INTERNATIONAL MASTER, L.P. By: Avenue International Master GenPar, Ltd. its General Partner

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Director

Witness:

AVENUE SPECIAL SITUATIONS FUND VI (MASTER), L.P. By: Avenue Capital Partners VI, LLC its General Partner By: GL Partners VI, LLC its Managing Member

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Member

AVENUE-SLP EUROPEAN OPPORTUNITIES FUND, L.P. By: Avenue-SLP European Opportunities Fund GenPar, LLC its General Partner

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
Title:

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

GSO Credit-A Partners LP
By: GSO Credit-A Associates LLC, its General Partner

GSO Coastline Credit Partners LP
By: GSO Coastline Credit Associates LLC, its General Partner

GSO Special Situations Master Fund LP
By: GSO Associates LLC, its General Partner

GSO Palmetto Opportunistic Investment Partners LP

GSO Palmetto Opportunistic Investment Partners (Cayman) L.P.

By: GSO Palmetto Opportunistic Associated LLC, its General Partner

By:	/s/ Marisa Beeney
	Name:	MARISA BEENEY
	Title:	AUTHORIZED SIGNATORY

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

MONARCH ALTERNATIVE SOLUTIONS MASTER FUND LTD

MONARCH CAPITAL MASTER PARTNERS II LP

MONARCH CAPITAL MASTER PARTNERS III LP

MCP HOLDINGS MASTER LP

MONARCH DEBT RECOVERY MASTER FUND LTD

P MONARCH RECOVERY LTD.

By: Monarch Alternative Capital LP, as investment manager

By:	/s/ Michael A. Weinstock
	Name:	Michael A. Weinstock
	Title:	Chief Executive Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

[SATURN]

By:

Name:
Title:

OCEANIC CL FUND LP

By:	/s/ Adrian Black	/s/ Andrew Malone

Name:	Adrian Black	Andrew Malone
Title:	Authorised Signatory	Authorised Signatory

OCEANIC HEDGE FUND

By:	/s/ Adrian Black	/s/ Andrew Malone

Name:	Adrian Black	Andrew Malone
Title:	Authorised Signatory	Authorised Signatory

OCEANIC OPPORTUNITIES MASTER FUND L.P.

By:	/s/ Adrian Black	/s/ Andrew Malone

Name:	Adrian Black	Andrew Malone
Title:	Authorised Signatory	Authorised Signatory

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

NAVIG8 LIMITED

By:	/s/ Philip Stone
	Name:	Philip Stone
	Title:	Director

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

GARY BROCKLESBY

By:	/s/ Gary Brocklesby
Name: Gary Brocklesby

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

GEIR FRODE ABELSEN

By:	/s/ Geir Frode Abelsen
Name: Geir Frode Abelsen

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

JASON KLOPFER

By:	/s/ Jason Klopfer
Name: Jason Klopfer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

NICOLAS BUSCH

By:	/s/ Nicolas Busch
Name: Nicolas Busch

[Signature Page to Voting Agreement]